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                               May 6, 2020

       Rick Poulton
       President and Chief Financial Officer
       Allscripts Healthcare Solutions, Inc.
       222 Merchandise Mart Plaza , Suite 2024
       Chicago , IL 60654

                                                        Re: Allscripts
Healthcare Solutions, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-35547

       Dear Mr. Poulton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Provider
       Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018, page 49

   1. Please elaborate on the nature of the "known attrition" within the EIS and other businesses." Disclose
the nature of the attrition, the extent it is from contract cancellations or modifications for
lesser value, the financial impact of attrition on 2019 and future periods, and the period
of time over which you expect to recognize the remaining value of the affected contracts
(if any). Refer to Item 303(a)(3) of Regulation S-K.
       Veradigm
       Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018, page 50

   2. We note Veradigm's revenue growth is due to an increase in organic sales. In your
 Rick Poulton
Allscripts Healthcare Solutions, Inc.
May 6, 2020
Page 2
         earnings call, you indicated that "media buy drives a decent chunk of some of the revenues." In future filings, please discuss the nature of media buys and how they drive
         Veradigm's organic sales. Also, please disclose your revenue recognition policy for media buys in the applicable note to the financial statements, if material. Liquidity and Capital Resources , page 51

3. Please discuss your progress toward and the anticipated effects of your transition away from LIBOR. Further disclose whether your current credit facility provides for a replacement rate. Refer to
https://www.sec.gov/news/public-statement/libor-transition.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRick Poulton                                Sincerely,
Comapany NameAllscripts Healthcare Solutions, Inc.
                                                              Division of
Corporation Finance
May 6, 2020 Page 2                                            Office of
Technology
FirstName LastName